SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 AND 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For 22 November 2005

InterContinental Hotels Group PLC

(Registrant’s name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	3rd Quarter Results dated 22 November, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	22 November, 2005

Exhibit 99.1

22 November 2005

InterContinental Hotels Group PLC

Third Quarter Results to 30 September 2005

Third Quarter Headlines

•	Continuing Hotels operating profit up 22% from £46m to £56m*.

•	Hotels managed and franchised operating profit up 18% from £66m to £78m*.

•	Group operating profit reduced from £102m to £87m*, due to disposals of owned hotels. Hotels operating profit of £64m and Soft Drinks operating profit of £23m. Special item costs of £9m, reflecting property damage from fire and natural disasters.

•	8.8% RevPAR growth across IHG’s hotels. Strongest trading in Americas, with continued rate increases.

•	16,100 pipeline signings. Pipeline of signed rooms now at 95,000, by far the largest in the industry.

•	1,700 net rooms added to room count in the quarter, 5,200 added year to date. 8,300 rooms opened in the quarter, 25,200 year to date, up 40% year on year. 6,600 room exits, 20,000 year to date, as focus on improving rooms quality continued.

•	Reservation channel revenue delivery up 17% to $1.3bn, year to date up 17% to $3.7bn.

•	Intention to float Britvic announced.

•	Adjusted earnings per share up 15% from 10.1p to 11.6p in the quarter.

All figures and movements at actual exchange rates and before special items.

*	See appendix 4 for analysis of financial headlines.

Current trading

RevPAR continues to be primarily rate led. The Americas, UK Holiday Inn, Middle East and China continue to show good RevPAR growth. The full year outlook remains positive and in line with company expectations.

Commenting on the results, Andrew Cosslett, Chief Executive of InterContinental Hotels Group PLC said:

“We are seeing good progress being made against IHG’s strategy, in particular encouraging growth in our development pipeline and, more recently, the announcement of our intention to float Britvic. Our hotel operating system continues to strengthen with the number of room nights we deliver to our hotels on the rise. Trading in two of our key markets, the US and the UK remained strong and we saw RevPAR growth in each of our three regions. Sadly, we have witnessed further destructive events around the world but we can be proud of the way our people have responded.”

Americas: strong performance across the business

Revenue performance

RevPAR increased 11.0% in the quarter, with all brands performing strongly. Rate growth generated most of the increase, though occupancy continued to rise. Corporate rate business and corporate groups remained strong. InterContinental showed strong RevPAR growth, with a 28% increase. Holiday Inn showed 10.0% RevPAR growth, outperforming its market segment.

Operating profit performance

Operating profit from continuing operations increased by 15% from $82m to $94m in the quarter. Continuing owned and leased profit grew from $1m to $6m, driven by strong trading in New York and San Francisco. Managed and franchised profit was up 13% to $105m, driven by RevPAR increases and fees from increased franchise sales. Investments in additional development headcount and technology led to an increase in regional overheads. The trading impact from hurricanes was broadly neutral.

EMEA: continued out-performance in UK market

Revenue performance

RevPAR increased 5.2% in the quarter, albeit there were considerable variances in performance across geographic markets. Holiday Inn UK RevPAR was up 1.8%, all rate driven, continuing its market out-performance. The terrorist attacks in London had some impact on occupancy, particularly from leisure demand, but this now appears to be recovering gradually. France, where RevPAR was up 3.1%, saw continued improvement at the reopened InterContinental Le Grand Paris, but declines at the now sold InterContinental Paris. Germany saw recent RevPAR declines reverse, with a 3.7% gain in the quarter, driven by both occupancy and rate. The Middle East saw RevPAR increase 18.6%, driven by rate growth.

Operating profit performance

Operating profit from continuing operations increased 89% in the quarter from £9m to £17m. Continuing owned and leased profits were up 75% from £4m to £7m, driven by continued improvement at InterContinental Le Grand Paris. Managed profit was up 125% from £4m to £9m, as a result of retained management contracts on assets disposed. Franchised profit was marginally down by £1m to £6m, as a result of foreign exchange movements and the termination of IHG’s South African master franchise. The regional overhead declined marginally.

Asia Pacific: strong growth year to date

Revenue performance

RevPAR increased 0.6% in the quarter. Mainland China RevPAR increased 10.2%, driven by rate increases as strong demand for IHG brands continues. Performances elsewhere in the region were mixed.

Operating profit performance

IHG continues to experience strong demand in the region, particularly in China. Operating profit from continuing operations year to date was up 15% from $20m to $23m. Owned and leased operating profit fell $1m to $1m in the quarter, as a result of fewer rooms being available at the InterContinental Hong Kong due to refurbishment. Managed hotels profit decreased $1m to $6m in the quarter, after investment in expanding management resources and infrastructure to support the development growth in the region, particularly China. The regional overhead decreased marginally in the quarter.

Increase in pipeline size and room count

IHG continues to increase its pipeline, supporting the target of 50,000-60,000 net organic room additions by the end of 2008.

•	16,100 rooms were signed, of which 12,300 rooms were in the Americas, 1,100 in EMEA and 2,700 in Asia Pacific. 43,300 rooms have been signed in the year to date.

•	95,000 rooms are now in the pipeline, up nearly 12,000 (14%) since the start of the year.

•	IHG’s development activity in China continues to gain pace. There are 47 hotels open, with a further 34 in the pipeline, an increase of seven in the quarter.

IHG’s room count continues to grow, despite a focus on removing poorer quality rooms.

•	IHG’s room count increased by 1,700 rooms to 539,400. 8,300 rooms opened, of which 3,900 were new build. Two new InterContinentals and eight Crowne Plazas opened, further increasing the distribution of IHG’s upscale brands.

•	6,600 rooms exited, of which 4,400 were in the Americas. 2,200 rooms exited in EMEA, 1,400 of which were related to the termination of IHG’s South African master franchise, and 600 from sales by IHG without flag.

Strong year to date performance

Continuing Hotels trading has been strong across each of IHG’s three regions year to date, with revenues up 14% to £696m and operating profit up 28% to £147m. Investment in China and development resources has been increased, though total overheads are still expected to be approximately flat for the full year.

Returns to shareholders

IHG has now returned nearly £2bn to shareholders since Separation in April 2003, with £1.2bn returned so far in 2005. A further £323m is yet to be returned via IHG’s ongoing share buyback programme. Following the receipt of proceeds from the IPO of Britvic, further cash returns will be made to shareholders. The timing of these returns will be considered in the light of market conditions and satisfactory progress being made on the intended divestment of further non core hotel assets.

Disposals

Since the period end, the disposal of the InterContinental Paris and a portfolio of nine hotels in Australasia has been completed. Proceeds of approximately £380m have been received. IHG remains committed to further disposals when the time is right, and the retention of up to £1.0bn of its current hotel portfolio.

Britvic intention to float announced

The intention to proceed with a flotation of Britvic was announced on 14 November 2005, and a circular was posted to shareholders on 16 November 2005.

Comparative third quarter performance was impacted by the non recurrence of 2004’s extra trading week, as a result of which revenues decreased from £186m to £174m, and operating profit from £26m to £23m.

Britvic’s strong track record of innovation continued, with J2O, Tango Clear, Pepsi Max Twist and Fruit Shoot further increasing their market share, particularly in off premises sales.

Appendix 1: Asset disposal programme detail

	Number of hotels	Proceeds		Net book value		Annual EBITDA forgone*		Annual EBIT forgone*
Disposed to date**	140	£2.2	bn	£2.2	bn	£193	m	£132	m
On the market	4	—		£43	m	—		—
Remaining hotels	53	—		£1.5	bn	—		—

*	Based on EBITDA and EBIT in the last full year before disposal. An analysis of EBIT and EBITDA foregone is provided in the supplementary information.
**	Holiday Inn Ghent sold since date of last announcement

For a full list please visit www.ihgplc.com/Investors

Appendix 2: Return of funds programme

	Timing	Total return		Returned to date		Still to be returned
£501m special dividend	Paid December 2004	£501	m	£501	m	Nil
First £250m share buyback	Completed in 2004	£250	m	£250	m	Nil
Second £250m share buyback	Ongoing	£250	m	£177	m	£73	m
£996m capital return	Paid 8 July 2005	£996	m	£996	m	Nil
Third £250m share buyback	Yet to commence	£250	m	—		£250	m
Total		£2.25	bn	£1.92	bn	£0.32	bn

Appendix 3: Continuing operations

The 2004 full year profit analysed between discontinued and continuing operations is available in the supplementary information slides which are available on our website at www.ihgplc.com/Q3

Appendix 4: Financial headlines

Q3 £m	Total		Americas		EMEA		Asia Pacific		Central
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Managed and franchised operating profit	78	66	59	51	15	11	4	4
Continuing owned and leased operating profit	11	5	4	—	7	4	—	1
Regional overheads	(17)	(14)	(10)	(6)	(5)	(6)	(2)	(2)
Continuing hotels operating profit pre central overheads	72	57	53	45	17	9	2	3
Central overheads	(16)	(11)							(16)	(11)
Continuing hotels operating profit	56	46
Discontinued owned and leased operating profit	8	30	—	3	3	25	5	2
Total Hotels operating profit	64	76	53	48	20	34	7	5	(16)	(11)
Soft drinks operating profit	23	26
Group operating profit pre special items	87	102
Special items	(9)	(5)
Group operating profit post special items	78	97

For further information, please contact:

Investor Relations (Gavin Flynn/Paul Edgecliffe-Johnson):	+44 (0) 1753 410 176
+44 (0) 7808 098 972

Media Affairs (Leslie McGibbon):	+44 (0) 1753 410 425
+44 (0) 7808 094 471

High resolution images to accompany this announcement are available for the media to download free of charge from

www.vismedia.co.uk . This includes profile shots of the key executives.

Conference call for Analysts and Shareholders

A conference call with Andrew Cosslett (Chief Executive) and Richard Solomons (Finance Director) will commence at 8.00 am (London time) on 22 November. There will be an opportunity to ask questions.

UK Local Rate	0800 953 0844
Standard International Dial In	+44 (0)1452 562 716

A recording of the conference call will be available for 7 days. To access this please dial the relevant number below and use the access number 2070837#

UK dial in	0845 245 5205
International dial-in	+44 (0)1452 550000

US Q&A conference call

There will also be a conference call, primarily for US investors and analysts, at 10am (Eastern Standard Time) on 22 November with Andrew Cosslett (Chief Executive) and Richard Solomons (Finance Director). There will be an opportunity to ask questions.

International dial-in	+44 (0)1452 562 716
US Toll Free	1866 832 0717

A recording of the conference will also be available for 7 days. To access this please dial the relevant number below and use the access number 2076272#.

International dial-in	+44 (0)1452 550000
US Toll Free	0845 245 5205

Website

The full release and supplementary data will be available on our website from 7.00 am (London time) on 22 November 2005. The web address is www.ihgplc.com/Q3

Note to Editors:

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world’s largest hotel group by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, almost 3,600 hotels and 539,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel IndigoTM, and also manages the world’s largest hotel loyalty programme, Priority Club® Rewards, with over 27 million members worldwide. In addition to this, InterContinental Hotels Group has a 47.5% interest in Britvic, one of the two leading manufacturers of soft drinks, by value and volume, in Great Britain.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at http://www.ichotelgroup.com/ and information for the Priority Club Rewards programme at http://www.priorityclub.com/.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media.

Cautionary note regarding forward-looking statements

This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements often use words such as ‘ target’, ‘expect’, ‘intend’, ‘believe’ or other words of similar meaning. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Factors that could affect the business and the financial results are described in “Risk Factors” in the InterContinental Hotels Group PLC Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

INTERCONTINENTAL HOTELS GROUP PLC

GROUP INCOME STATEMENT

For the three months ended 30 September 2005

	3 months ended 30 September 2005						3 months ended 30 September 2004
	Continuing operations £m		Discontinued operations £m		Total £m		Continuing operations £m		Discontinued operations £m		Total £m
Revenue (note 3)	420		34		454		398		165		563
Cost of sales	(251)		(26)		(277)		(251)		(117)		(368)
Administrative expenses	(58)		—		(58)		(45)		—		(45)

	111		8		119		102		48		150
Depreciation and amortisation	(32)		—		(32)		(30)		(18)		(48)
Other operating income and expenses (note 8)	(9)		—		(9)		(5)		—		(5)

Operating profit (note 4)	70		8		78		67		30		97
Financial income	7		—		7		11		—		11
Financial expenses	(15)		—		(15)		(16)		—		(16)

Profit before tax	62		8		70		62		30		92

UK tax	(5)		—		(5)		1		(6)		(5)
Foreign tax	(15)		(2)		(17)		(9)		(3)		(12)
Special tax (note 8)	2		—		2		12		—		12

Total tax (note 9)	(18)		(2)		(20)		4		(9)		(5)

Profit after tax	44		6		50		66		21		87

Gain on disposal of assets, net of tax charge of £1m (2004 credit of £nil)	—		—		—		—		—		—

Profit available for shareholders	44		6		50		66		21		87

Attributable to:
Equity holders of the parent	38		6		44		57		21		78
Minority interest	6		—		6		9		—		9

Profit for the period	44		6		50		66		21		87

Earnings per ordinary share (note 10):
Basic	8.6	p	1.4	p	10.0	p	8.1	p	3.0	p	11.1	p
Diluted	8.4	p	1.3	p	9.7	p	8.0	p	3.0	p	11.0	p
Adjusted	10.2	p			11.6	p	7.1	p			10.1	p

INTERCONTINENTAL HOTELS GROUP PLC

GROUP INCOME STATEMENT

For the nine months ended 30 September 2005

	9 months ended 30 September 2005						9 months ended 30 September 2004
	Continuing operations £m		Discontinued operations £m		Total £m		Continuing operations £m		Discontinued operations £m		Total £m
Revenue (note 3)	1,238		276		1,514		1,164		500		1,664
Cost of sales	(769)		(203)		(972)		(747)		(368)		(1,115)
Administrative expenses	(166)		—		(166)		(151)		—		(151)

	303		73		376		266		132		398
Depreciation and amortisation	(94)		(3)		(97)		(88)		(56)		(144)
Other operating income and expenses (note 8)	(17)		—		(17)		1		—		1

Operating profit (note 4)	192		70		262		179		76		255
Financial income	24		—		24		50		—		50
Financial expenses	(50)		—		(50)		(59)		—		(59)

Profit before tax	166		70		236		170		76		246

UK tax	(5)		(14)		(19)		—		(16)		(16)
Foreign tax	(46)		(8)		(54)		(18)		(8)		(26)
Special tax (note 8)	10		—		10		148		—		148

Total tax (note 9)	(41)		(22)		(63)		130		(24)		106

Profit after tax	125		48		173		300		52		352

Gain on disposal of assets, net of tax charge of £21m (2004 credit of £5m)	—		14		14		—		23		23

Profit available for shareholders	125		62		187		300		75		375

Attributable to:
Equity holders of the parent	106		62		168		277		75		352
Minority interest	19		—		19		23		—		23

Profit for the period	125		62		187		300		75		375

Earnings per ordinary share (note 10):
Basic	19.2	p	11.3	p	30.5	p	38.5	p	10.5	p	49.0	p
Diluted	18.8	p	11.0	p	29.8	p	38.1	p	10.3	p	48.4	p
Adjusted	20.5	p			29.2	p	17.0	p			24.2	p

Dividends per ordinary share:
Paid in the period					10.00	p					9.45	p
Interim proposed					4.60	p					4.30	p

INTERCONTINENTAL HOTELS GROUP PLC

GROUP CASH FLOW STATEMENT

For the nine months ended 30 September 2005

	2005 9 months ended 30 September £m	2004 9 months ended 30 September £m
Cash flow from operations (note 11)	303	443
Interest paid	(23)	(1)
Tax paid	(40)	(24)

Net cash from operating activities	240	418

Cash flow from investing activities
Purchases of property, plant and equipment - Hotels	(80)	(114)
Purchases of associates and other financial assets - Hotels	(11)	(6)
Disposal of operations - Hotels	1,438	101
Proceeds from other financial assets - Hotels	8	2
Purchases of property, plant and equipment - Soft Drinks	(38)	(52)

Net cash from investing activities	1,317	(69)

Cash flow from financing activities
Proceeds from issue of share capital	10	12
Purchase of own shares	(144)	(225)
Payment to shareholders as a result of the capital reorganisation on 27 June 2005	(996)	—
Purchase of own shares by ESOP trusts, net of proceeds on share releases	(12)	—
Dividends paid (including £125m (2004 £26m) to minority shareholders)	(186)	(95)
(Reduction)/increase in borrowings	(155)	4

Net cash from financing activities	(1,483)	(304)

Net movement in cash and cash equivalents in the period	74	45
Cash and cash equivalents at beginning of the period	72	411
Exchange rate effects	(14)	(5)

Cash and cash equivalents at end of the period	132	451

INTERCONTINENTAL HOTELS GROUP PLC

GROUP STATEMENT OF CHANGES IN EQUITY

For the nine months ended 30 September 2005

Movement in IHG shareholders’ equity	2005 9 months ended 30 September £m	2004 9 months ended 30 September £m
At 1 January	1,821	2,323
Adoption of IAS 39 on 1 January 2005	(4)	—

As restated at 1 January	1,817	2,323

Net profit for the period (excluding minority interests of £19m (2004 £23m))	168	352
Exchange movement on foreign currency denominated net assets, borrowings and currency swaps	29	(14)
Valuation losses taken to equity, net of tax	(5)	—

Total recognised income and expense for the period	192	338
Dividends to shareholders	(61)	(69)
Issue of ordinary shares	10	12
Purchase of own shares	(147)	(228)
Cash element of capital reorganisation	(996)	—
Movement in shares in ESOP trusts and share schemes	(5)	12

At 30 September	810	2,388

INTERCONTINENTAL HOTELS GROUP PLC

GROUP BALANCE SHEET

As at 30 September 2005

	2005 30 September £m	2004 30 September £m	2004 31 December £m
ASSETS
Property, plant and equipment	1,818	1,966	1,926
Goodwill	155	155	152
Intangible assets	140	57	54
Investment in associates	44	55	42
Other financial assets	86	73	69

Total non-current assets	2,243	2,306	2,243
Inventories	42	41	42
Trade and other receivables	401	377	401
Current tax receivable	14	7	14
Cash and cash equivalents	132	451	72
Other financial assets	92	63	80

Total current assets	681	939	609
Non-current assets classified as held for sale	360	1,821	1,826

Total assets	3,284	5,066	4,678

LIABILITIES
Short-term borrowings	(19)	(13)	(32)
Trade and other payables	(597)	(625)	(628)
Current tax payable	(296)	(308)	(261)

Total current liabilities	(912)	(946)	(921)
Loans and other borrowings	(1,018)	(929)	(1,156)
Employee benefits	(150)	(170)	(173)
Provisions and other payables	(107)	(122)	(108)
Deferred tax payable	(272)	(239)	(234)

Total non-current liabilities	(1,547)	(1,460)	(1,671)
Liabilities classified as held for sale	(6)	(148)	(148)

Total liabilities	(2,465)	(2,554)	(2,740)

Net assets (note 13)	819	2,512	1,938

EQUITY

IHG shareholders’ equity	810	2,388	1,821

Minority equity interests	9	124	117

Total equity	819	2,512	1,938

INTERCONTINENTAL HOTELS GROUP PLC

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

For all periods up to and including the year ended 31 December 2004, InterContinental Hotels Group PLC (IHG) prepared its financial statements in accordance with UK generally accepted accounting practice (UK GAAP). From 1 January 2005 IHG is required to prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU). Consequently, financial information for interim quarters of 2005 must be prepared on the basis of IFRS with comparative information restated.

These interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 ‘Interim Financial Reporting’. The unaudited financial statements for the period ended 30 September 2005 and the restatement of financial information for the year ended 31 December 2004 and the period ended 30 September 2004 have been prepared in accordance with IFRS expected to be endorsed by the EU and available for use by listed European companies at 31 December 2005 (with the exception of IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ (as amended) for the 2004 information). These International Financial Reporting Standards, Standing Interpretations Committee and International Financial Reporting Interpretations Committee interpretations issued by the International Accounting Standards Board (IASB) are subject to ongoing review and possible amendment or interpretive guidance and are therefore still subject to change which may require further adjustments to this information before it is included in the 2005 Annual Report and Financial Statements.

Shareholder approval was given on 1 June 2005 to recommended proposals for the return of approximately £1 billion to shareholders by way of a capital reorganisation (by means of a Scheme of Arrangement under Section 425 of the Companies Act 1985). Under the arrangement, shareholders received 11 New Ordinary Shares and £24.75 cash in exchange for every 15 Existing Ordinary Shares held on 24 June 2005. The overall effect of the transaction was that of a share repurchase at fair value, therefore no adjustment has been made to comparative earnings per share data (see note 10).

The capital reorganisation of InterContinental Hotels Group PLC to New InterContinental Hotels Group PLC (the Company) has been accounted for in accordance with the principles of merger accounting as applicable to group reorganisations. The consolidated financial statements are therefore presented as if the Company had been the parent company of the Group throughout the periods presented. Following this capital reorganisation InterContinental Hotels Group PLC changed its name to InterContinental Hotels PLC and was re-registered as a private limited company, named InterContinental Hotels Limited, and New InterContinental Hotels Group PLC changed its name to InterContinental Hotels Group PLC.

In the information for the year ended 31 December 2004 and the interim quarters of 2004, financial assets and financial liabilities are accounted for on the basis of UK GAAP. The effect of adopting IAS 39 at 1 January 2005 is shown in the statement of changes in equity for 2005.

Details of the accounting policies applied in the period ended 30 September 2005 are set out in the International Financial Reporting Information in the 2004 IHG Annual Report and Financial Statements. The policies assume that the amendments to IAS 19 ‘Employee Benefits’ published in December 2004 by the IASB, allowing actuarial gains and losses to be recognised in full through equity, will be endorsed by the EU.

These interim financial statements are unaudited and do not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985. The Annual Report and Financial Statements for the year ended 31 December 2004 which contain an unqualified audit report have been filed with the Registrar of Companies.

Transition to International Financial Reporting Standards

An explanatory note setting out IHG’s accounting policies under IFRS, the major differences between UK GAAP and IFRS for IHG, and reconciliations of UK GAAP to IFRS for the Income statement for the year ended 31 December 2004 and Balance sheets at 1 January 2004 and 31 December 2004 are included within the 2004 Annual Report and Financial Statements. The reconciliations for the 2004 interim period included in this report are set out below:

	2004 3 months ended 30 September £m	2004 9 months ended 30 September £m
Profit for the period under UK GAAP	87	369
Adjustments:
Goodwill amortisation	3	8
Pension costs	(2)	(6)
Share-based payments	(1)	(3)
Deferred taxation	—	7

Profit for the period under IFRS	87	375

2004 30 September £m
IHG shareholders’ equity under UK GAAP	2,650
Adjustments:
Dividend accrual	30
Pension costs	(125)
Deferred taxation	(174)
Goodwill amortisation	7

IHG shareholders’ equity under IFRS	2,388

Reclassifications which reduce non-current assets by £4m, current assets by £7m and current liabilities by £11m have been made to the Balance sheet at 31 December 2004 as presented in the 2004 Annual Report and Financial Statements. A reclassification has also been made of £19m, reducing shareholders’ equity and increasing minority interests, in respect of dividends to minority shareholders.

2.	Exchange rates

The results of overseas operations have been translated into sterling at the weighted average rates of exchange for the period. In the case of the US dollar, the translation rate for the nine months ended 30 September is £1= $1.85 (2005 3 months, £1 = $1.79; 2004 9 months, £1 = $1.82; 2004 3 months, £1 = $1.82). In the case of the euro, the translation rate for the nine months ended 30 September is £1 = €1.46 (2005 3 months, £1 = €1.46; 2004 9 months, £1 = €1.49; 2004 3 months, £1 = €1.49).

Foreign currency denominated assets and liabilities have been translated into sterling at the rates of exchange on the last day of the period. In the case of the US dollar, the translation rate is £1=$1.76 (2004 30 September £1 = $1.80; 31 December £1 = $1.93). In the case of the euro, the translation rate is £1 = €1.46 (2004 30 September £1 = €1.46; 31 December £1= €1.41).

3.	Revenue

	2005 3 months* ended 30 Sept £m	2004 3 months* ended 30 Sept £m	2005 9 months** ended 30 Sept £m	2004 9 months** ended 30 Sept £m
Hotels
Americas (note 5)	111	125	335	371
EMEA (note 6)	124	212	498	616
Asia Pacific (note 7)	35	31	107	95
Central	10	9	30	30

	280	377	970	1,112

Soft Drinks	174	186	544	552

	454	563	1,514	1,664

All discontinued operations relate to the Hotels business.

*	Other than for Soft Drinks which reflects 12 weeks ended 2 October 2005 (2004 13 weeks ended 1 October).
**	Other than for Soft Drinks which reflects 40 weeks ended 2 October 2005 (2004 41 weeks ended 1 October).

4.	Operating profit

	2005 3 months* ended 30 Sept £m	2004 3 months* ended 30 Sept £m	2005 9 months** ended 30 Sept £m	2004 9 months** ended 30 Sept £m
Hotels
Americas (note 5)	53	48	150	130
EMEA (note 6)	20	34	93	84
Asia Pacific (note 7)	7	5	22	16
Central	(16)	(11)	(48)	(39)

	64	76	217	191

Soft Drinks	23	26	62	63

	87	102	279	254
Other operating income and expenses (note 8)	(9)	(5)	(17)	1

Operating profit	78	97	262	255

All discontinued operations relate to the Hotels business.

*	Other than for Soft Drinks which reflects 12 weeks ended 2 October 2005 (2004 13 weeks ended 1 October).
**	Other than for Soft Drinks which reflects 40 weeks ended 2 October 2005 (2004 41 weeks ended 1 October).

5	Americas

	2005 3 months ended 30 Sept $m	2004 3 months ended 30 Sept $m	2005 9 months ended 30 Sept $m	2004 9 months ended 30 Sept $m
Revenue
Owned & Leased	54	40	161	121
Managed	29	14	86	41
Franchised	109	99	294	272

Continuing operations	192	153	541	434
Discontinued operations – Owned & Leased	5	73	77	240

Total $m	197	226	618	674

Sterling equivalent £m	111	125	335	371

Operating profit
Owned & Leased	6	1	18	4
Managed	7	7	26	11
Franchised	98	86	260	234

Continuing operations	111	94	304	249
Discontinued operations – Owned & Leased	2	5	19	24

	113	99	323	273
Regional overheads	(17)	(12)	(46)	(36)

Total $m	96	87	277	237

Sterling equivalent £m	53	48	150	130

6.	EMEA

	2005 3 months ended 30 Sept £m	2004 3 months ended 30 Sept £m	2005 9 months ended 30 Sept £m	2004 9 months ended 30 Sept £m
Revenue
Owned & Leased	88	85	250	241
Managed	15	9	36	33
Franchised	8	8	28	21

Continuing operations	111	102	314	295
Discontinued operations – Owned & Leased	13	110	184	321

Total	124	212	498	616

Operating profit
Owned & Leased	7	4	14	9
Managed	9	4	22	19
Franchised	6	7	22	16

Continuing operations	22	15	58	44
Discontinued operations – Owned & Leased	3	25	50	58

	25	40	108	102

Regional overheads	(5)	(6)	(15)	(18)

Total	20	34	93	84

7.	Asia Pacific

	2005 3 months ended 30 Sept $m	2004 3 months ended 30 Sept $m	2005 9 months ended 30 Sept $m	2004 9 months ended 30 Sept $m
Revenue
Owned & Leased	21	18	70	57
Managed	11	9	32	26
Franchised	1	1	4	4

Continuing operations	33	28	106	87
Discontinued operations – Owned & Leased	30	28	92	85

Total $m	63	56	198	172

Sterling equivalent £m	35	31	107	95

Operating profit
Owned & Leased	1	2	10	9
Managed	6	7	22	19
Franchised	1	1	3	3

Continuing operations	8	10	35	31
Discontinued operations – Owned & Leased	8	4	18	10

	16	14	53	41
Regional overheads	(4)	(5)	(12)	(11)

Total $m	12	9	41	30

Sterling equivalent £m	7	5	22	16

8.	Special items

	2005 3 months ended 30 Sept £m	2004 3 months ended 30 Sept £m	2005 9 months ended 30 Sept £m	2004 9 months ended 30 Sept £m
Other operating income and expenses
Restructuring costs (note a)	—	—	(8)	—
Property damage (note b)	(9)	—	(9)	—
Adjustment to market value (note c)	—	(5)	—	1

	(9)	(5)	(17)	1

Financing
Financial income (note d)	—	—	—	12
Financial expenses (note e)	—	—	—	(6)

	—	—	—	6

Taxation
Property damage	2	—	2	—
Financing	—	—	—	(2)
Special tax credit (note f)	—	12	8	150

	2	12	10	148

All special items relate to continuing operations.

a	Restructuring costs relate to the delivery of the further restructuring of the Hotels business.
b	Damage to properties related to fire and natural disasters.
c	Following adoption of IAS 39 at 1 January 2005, adjustments to market value are recorded directly in equity. In 2004 under UK GAAP the adjustment is a (provision for impairment)/reversal of previously recorded provisions.
d	Interest on special tax refunds.
e	Cost of closing out currency swaps.
f	Represents the release of provisions which are special by reason of their size or incidence relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired and, in 2004, the recognition of a deferred tax asset in respect of capital losses.

9.	Tax

The tax charge on profit before tax, excluding the impact of special items (note 8), has been calculated using an estimated effective annual tax rate of 29%.

By also excluding the effect of prior year items, the equivalent effective tax rate would be approximately 35%. Prior year items have been treated as relating wholly to continuing operations.

10.	Earnings per share

3 months ended 30 September

	2005		2004
	Continuing operations £m	Total £m	Continuing operations £m	Total £m

Basic earnings per share
Profit available for equity shareholders	38	44	57	78
Weighted average number of ordinary shares (millions)	441	441	703	703
Basic earnings per share (pence)	8.6	10.0	8.1	11.1

Adjusted earnings per share
Profit available for equity shareholders	38	44	57	78
Less adjusting items:
Other operating income and expenses (note 8)	9	9	5	5
Taxation (note 8)	(2)	(2)	(12)	(12)

Adjusted earnings	45	51	50	71
Weighted average number of ordinary shares (millions)	441	441	703	703
Adjusted earnings per share (pence)	10.2	11.6	7.1	10.1

9 months ended 30 September

Basic earnings per share
Profit available for equity shareholders	106	168	277	352
Weighted average number of ordinary shares (millions)	551	551	719	719
Basic earnings per share (pence)	19.2	30.5	38.5	49.0

Adjusted earnings per share
Profit available for equity shareholders	106	168	277	352
Less adjusting items:
Other operating income and expenses (note 8)	17	17	(1)	(1)
Financing (note 8)	—	—	(6)	(6)
Taxation (note 8)	(10)	(10)	(148)	(148)
Gain on disposal of assets, net of tax	—	(14)	—	(23)

Adjusted earnings	113	161	122	174
Weighted average number of ordinary shares (millions)	551	551	719	719
Adjusted earnings per share (pence)	20.5	29.2	17.0	24.2

Diluted earnings per share

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period. The resulting weighted average number of ordinary shares for the nine months to 30 September 2005 is 563m (9 months to 30 September 2004, 727m) and for the three months to 30 September 2005 is 453m (3 months to 30 September 2004, 712m).

11.	Cash flow from operations

	2005 9 months ended 30 September £m	2004 9 months ended 30 September £m
Profit for the period	187	375
Adjustments for:
Finance costs	26	9
Income tax expense/(credit)	63	(106)
Depreciation and amortisation	97	144
Equity settled share-based cost, net of payments	7	12
Gain on disposal of assets, net of tax	(14)	(23)
Special items (note 8)	17	(1)

Operating cash flow before movements in working capital	383	410
(Increase)/decrease in stocks	(1)	2
Decrease in debtors	11	27
(Decrease)/increase in creditors	(63)	10
Movement in pension obligation	(27)	(6)

Cash flow from operations	303	443

Hotels	239	309
Soft Drinks	64	134

	303	443

Included in cash from operations are inflows of £73m (2004 £132m) of operating profit before interest and depreciation and amortisation related to discontinued operations. Included in cash from investing activities are inflows of £1,423m (2004 £65m) related to discontinued operations.

12.	Net debt

	Cash and cash equivalents £m	Borrowings £m	Total £m
At 1 January 2005	72	(1,188)	(1,116)
Cash flow	74	155	229
Exchange and other adjustments	(14)	(4)	(18)

At 30 September 2005	132	(1,037)	(905)

At 1 January 2004	411	(980)	(569)
Cash flow	45	(4)	41
Exchange and other adjustments	(5)	42	37

At 30 September 2004	451	(942)	(491)

13.	Net assets

	2005 30 September £m	2004 30 September £m	2004 31 December £m
Hotels	2,088	3,520	3,514
Soft Drinks	196	171	168

	2,284	3,691	3,682

Net debt	(905)	(491)	(1,116)
Other net non-operating liabilities	(560)	(688)	(628)

	819	2,512	1,938

14.	Contingent liabilities

At 30 September 2005 the Group had contingent liabilities of £9m (2004 31 December, £9m; 2004 30 September, £10m), mainly comprising guarantees given in the ordinary course of business. IHG has entered into management contract arrangements in the ordinary course of business that include performance guarantees. Management does not anticipate any material funding under these arrangements.

15.	Post balance sheet events

On 14 November 2005 IHG announced its intention to proceed with a flotation of Britvic, and a circular was posted to shareholders on 16 November 2005.

END